SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

São Paulo, April 15, 2013 - GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 e NYSE: GOL), (S&P: B, Fitch: B-, Moody’s: B3), the largest low-cost and low-fare airline in Latin America, hereby announces its preliminary air traffic figures for March 2013.

PRASK, Yield and Fuel Prices

Net passenger income per available seat-kilometer (PRASK) increased 16% over March 2012*. PRASK increased approximately 12% in 1Q13.  GOL’s strategy of reducing capacity has been in place for a year and this is the fifth month of consecutive double-digit PRASK increases.

Net yield for the month was up 17% over the same period in 2012*, to between R$21.5 and 22.0 centavos. Net yield increased approximately 13% in 1Q13 when compared to 1Q12.

Fuel prices in March were up 11%**  year-on-year. In 1Q13, Fuel Prices increased approximately 13% over 1Q12, to between R$2.40 and R$2.45.

(*) 2012 RPK adjusted in accordance with operating data recalculated based on the current DCA Manual. (**) The per-liter fuel price considers total fuel and lubricant expenses divided by period consumption.

Record Number of Passengers

On March 28, the start of the Easter holiday, GOL transported 132,897 passengers, the highest number in a single day since its inception in 2001, surpassing the previous mark of 128,737 passengers in April/2011. This result demonstrates the Company's focus on increasing its operational efficiency.

Operating Data Jan-Mar 2013	3M13(*)	3M12(*)	% Chg. (YoY)
Total System
ASK (mm)	12,329.3	13,990.1	-11.9%
RPK (mm)	8,291.5	9,504.1	-12.8%
Load Factor	67.3%	67.9%	-0.6 p.p
Domestic Market
ASK (mm)	10,897.4	12,921.7	-15.7%
RPK (mm)	7,415.0	8,780.3	-15.5%
Load Factor	68.0%	68.1%	+0.1 p.p
International Market
ASK (mm)	1,431.9	1,068.3	34.0%
RPK (mm)	876.5	723.8	21.1%
Load Factor	61.2%	67.7%	-6.5 p.p

1	GOL Linhas Aéreas Inteligentes S.A

Operating Data	February 2013(*)	% Chg. (MoM)	March 2013(*)	March 2012(*)	% Chg. (YoY)
Total System
ASK (mm)	3,776.4	12.6%	4,253.6	4,534.8	-6.2%
RPK (mm)	2,417.8	13.8%	2,751.2	2,982.7	-7.8%
Load Factor	64.0%	+0.7 p.p	64.7%	65.8%	-1.1 p.p
Domestic Market
ASK (mm)	3,321.3	13.9%	3,782.7	4,194.2	-9.8%
RPK (mm)	2,156.9	14.5%	2,469.0	2,776.7	-11.1%
Load Factor	64.9%	+0.3 p.p	65.3%	66.2%	-0.9 p.p
International Market
ASK (mm)	455.0	3.5%	470.9	340.6	38.3%
RPK (mm)	260.9	8.2%	282.2	206.0	37.0%
Load Factor	57.3%	+2.6 p.p	59.9%	60.5%	-0.6 p.p

   (*)March 2013 – preliminary figures; March 2012 - adjusted managerial data; February 2013 - National Civil Aviation Agency (ANAC) figures.

Domestic Market

In March, GOL continued its strategy of rationalizing supply and registered a 9.8% reduction in supply on the domestic market due to the end of Webjet’s operations. The slower decline in supply against previous months was due to supply reduction strategy having started in the month of March 2012.

The domestic market load factor showed a slight decline of 0.9 p.p. from March 2012, reaching 65.3% for the period. Due to the supply reduction cited above, demand for the period dropped 11.1% from the previous year.

International Market

International market supply in March increased 38.3% when compared with the same period last year, mainly due to the new daily operations to Santo Domingo, Miami and Orlando, which began operating at the end of 2012.  Demand during the same period increased 37.3%, driven by the Easter holiday during the month of March.

The international load factor declined by 0.6 p.p., due to the factor cited above combined with the maturation period of the new routes, which began operating at the end of 2012.

2	GOL Linhas Aéreas Inteligentes S.A

ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, offers around 970 daily flights to 65 destinations in 10 countries in South America, Caribbean and the United States under the GOL and VARIG brands, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 560 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and eight abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2013

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.